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August 12, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE, Mail Stop 4631
Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2016

Item 2.02 Form 8-K

Filed April 28, 2016

File No. 1-36733

Dear Mr. Cash:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (“Axalta” or the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 25, 2016 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

August 12, 2016

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Non-GAAP Financial Measures, page 41

1. In your disclosures regarding the non-GAAP financial measures you present, we note numerous references that imply items being excluded are “non-recurring” and “unusual or non-recurring;” however, it appears to us that virtually none of the items you exclude meet the definitions of non-recurring, unusual or infrequent set forth in Item 10(e)(ii)(B) of Regulation S-K. Please do not refer to adjustments being non-recurring, unusual or infrequent unless they comply with Item 10(e)(ii)(B) of Regulation S-K. Please refer to Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Response: The Company respectfully notes the Staff’s comment and respectfully submits the following: (i) the Company is of the view that the impairment loss recorded during the year ended December 31, 2015 associated with its real estate investment in Venezuela meets the definitions of non-recurring, unusual or infrequent as set out in Item 10(e)(1)(ii)(B) of Regulation S-K as of December 31, 2015; (ii) the Staff stated in non-GAAP C&DI 102.03, that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K”; and (iii) the Company is of the view that the remaining items within its non-GAAP reconciliation of Adjusted EBITDA comply with Regulation G and the other requirements of Item 10(e) and fit into one of three categories: (1) non-cash items included within net income, (2) items the Company does not believe are indicative of ongoing operating performance or (3) non-recurring, unusual or infrequent items that the Company believes are not reasonably likely to recur within the next two years.

With respect to the Venezuela real estate investment impairment, the Company has subsequently recorded an impairment for the three month period ended June 30, 2016. However, at December 31, 2015, the Company did not foresee this impairment re-occurring.

In the Company’s most recent Quarterly Report on Form 10-Q, the Company enhanced its descriptions surrounding its adjustments and in future filings, the Company will ensure there is appropriate prominence in its overview of non-GAAP measures so the readers of the Company’s financial statements understand that its adjustments are not entirely non-recurring, unusual or infrequent as set out in Item 10(e)(1)(ii)(B).

Non-GAAP Financial Measures, page 41

2. In your disclosures regarding the usefulness of the non-GAAP financial measures you present, we note you refer to your “core business.” Please disclose and discuss how you determine and define your “core-business” particularly since many of the items excluded from your non-GAAP financial measures are incurred in each period presented.

August 12, 2016

Response: The Company respectfully notes the Staff’s comment and submits that it utilizes the term “core business” as it relates to the Company’s ongoing performance, and the concept is utilized by its Board and management to make resource allocation and performance evaluation decisions. The Company uses these non-GAAP financial metrics to adjust the effect on the Company’s “core business” of (1) non-cash items included within net income, (2) items the Company does not believe are indicative of ongoing operating performance or (3) non-recurring, unusual or infrequent items that the Company believes are not reasonably likely to recur within the next two years.

The Company will in future filings clarify and enhance this disclosure more specifically and directly to indicate which items, if any, excluded from its GAAP results are “non-core” and which, if any, are “non-recurring” and, for any “non-recurring” items, will include descriptive disclosure of the reasons such items are considered non-recurring (as such term is defined by Item 10(e)(1)(ii)(b) of Regulation S-K).

Liquidity and Capital Resources, page 55

3. On page 24, you disclose that you are largely dependent on the receipt of distributions and dividends or other payments from your subsidiaries and joint ventures for cash to fund all your operations and expenses. Please address if there are any restrictions on your ability to declare dividends and discuss the potential impact on your liquidity, financial condition and results of operations, including the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that there are contractual restrictions on the ability of certain of its subsidiaries to transfer funds to the Company in the form of cash dividends, loans or otherwise as a result of restrictions within such subsidiaries’ financing agreements. However, these contractual restrictions do not materially impact the Company’s operating entities due to where the subsidiaries that are parties to such financing agreements reside in the Company’s legal entity structure. From time to time, there could also be situations imposed by certain local government regulations that could restrict the Company’s ability to gain access to cash generated by its subsidiaries as a result of foreign exchange control laws, regulations and other mechanisms. In either case, the Company has alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital to sufficiently fund all of its operations and associated expenses.

The restrictive covenants in the Company’s financing agreements provide adequate allowances for transfers of cash from subsidiaries to Axalta Coating Systems Ltd. In the aggregate, the Company’s restricted net assets (as defined in Rule 5-04 of Regulation S-X) do not exceed 25% of the consolidated net assets of the Company. Therefore, the Company respectfully advises the Staff that the net assets of these subsidiaries are not restricted as defined in Rule 4-08(e) of Regulation S-X, and thus do not require parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

August 12, 2016

The Company has revised and added additional disclosure within its Borrowings footnote starting on page 16 of its most recently filed Quarterly Report on Form 10-Q to discuss restrictions on its ability to incur indebtedness, grant certain liens, make certain investments, declare or pay certain dividends or repurchase common stock under the terms of its subsidiaries’ financing arrangements.

Item 8. Financial Statements and Supplementary Data, page 76

(3) Significant Accounting Policies, page 86

Revenue Recognition, page 87

4. We note that during the Successor periods you capitalize up-front costs to obtain contracts with certain customers. Please tell us the specific nature and amounts of up-front costs you capitalized and expensed during each period presented. Please also tell us the nature and terms of the customer contracts that the costs relate to. In addition, please tell us the accounting literature that supports your capitalization of the costs.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company routinely enters into long-term contracts with certain customers that use its products within the Performance Coatings Segment. In connection with entering into these contracts, the Company provides up-front cash incentives for which it expects to receive a benefit in excess of the cost over the term of the contract. These up-front cash payments primarily relate to contract incentives (including launch incentives, which are akin to slotting fees as addressed in ASC 605-50). In return, the Company receives volume commitments and/or sole supplier status from its customers over the life of the contractual arrangements, which approximates a five-year weighted average useful life. The termination clauses in these contractual arrangements include standard clawback provisions that enable the Company to collect monetary damages in the event of a customer’s failure to honor its commitments under the relevant contract, which are calculated as a pro rata amount associated with the upfront cash incentive as compared to the original economical value of the commercial agreement. As these up-front payments are viewed as a reduction to the pricing of its coatings products coupled with the economic recourse in the event of early termination of the contractual relationship, these up-front incentive payments are deferred and reflected in the Company’s consolidated balance sheets within other assets.

The Company accounts for these up-front payments following the guidance of ASC 605-50 Vendor consideration given to a customer and by analogy to ASC 310-20 Non-refundable fees and ASC 350 Intangibles (intangible assets acquired). Contract incentives are amortized on a straight-line basis over the term or economic life of the contract. The straight-line expense associated with customers’ contract incentives is classified in the Company’s consolidated statements of operations as a reduction of net sales.

August 12, 2016

At the request of the Staff, the amount deferred at each balance sheet date, the time period over which these costs are expensed and the amount expensed during each period presented are summarized below.

Amount deferred at each balance sheet date (in millions):

	December 31, 2015	December 31, 2014	Average Amortization Period
Business Incentives	$147.3	$131.9	5 years

Reduction in Net Sales during each of the periods presented (in millions):

	December 31, 2015	December 31, 2014	Period from February 1, 2013- December 31, 2013	Period from January 1, 2013- January 31, 2013
Contra-Revenue	$50.6	$43.0	$36.0	$2.5

(14) Income Taxes, page 112

5. In regard to your effective income tax rate reconciliations, please disclose and more fully explain to us the factors that resulted in significant changes in foreign income taxed at rates other than 35% and changes in valuation allowances during each period presented. Also, please disclose and tell us the amount of taxable income you are required to generate to fully realize your deferred tax assets. Your disclosures appear to indicate that your valuation allowances may not relate to U.S. NOLs, please specifically address your basis for determining realization of the related deferred tax assets is more likely than not in light of the domestic losses during each period presented.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the amounts disclosed in its effective tax rate reconciliation related to foreign income taxed at rates other than 35% represents the tax rate differential of earnings in foreign jurisdictions as compared to the U.S. federal statutory rate. The changes in the reconciliation, as a percentage, to the U.S. federal statutory rate of 35% are a result of the variability in the Company’s overall consolidated results during the periods presented. The tax rate differential of the earnings in the jurisdictions that make up the majority of foreign income taxed at rates other than 35% are China, Germany, Luxembourg and the Netherlands, which represent a benefit of $40.7 million, $48.0 million and $30.5 million for the years ended December 31 2015, December 31, 2014 and December 31, 2013, respectively, and have remained relatively consistent during the Successor periods presented. Full-year 2013 results were abnormally low due to the impact of the costs associated with the establishment of Axalta as a stand-alone company.

In response to the Staff’s comments on valuation allowances, the Company respectfully submits that the changes in valuation allowances relate primarily to the increase in tax loss carryforwards in foreign jurisdictions where the Company does not believe the associated net deferred tax assets will be realized, due to expiration, limitation or insufficient future taxable income. A significant portion of the change relates to the Company’s operations in Luxembourg and the Netherlands, which amount to $34.3 million, $36.6 million and $46.3 million for the Successor years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively. In the Netherlands, the Company’s tax loss carryforwards have a nine-year carryforward period and are subject to expiration between years 2022 through 2024. In Luxembourg, the Company’s tax loss carryforwards have an indefinite carryforward period.

August 12, 2016

The Company has determined that it would need to generate approximately $273.0 million of taxable income to fully realize its consolidated net deferred tax assets as of December 31, 2015. The Company further notes that the valuation allowance of $127.8 million as of December 31, 2015 does not relate to U.S. NOLs, as already observed by the Staff. In light of the Company’s domestic losses, the Company has evaluated whether it is more likely than not that its net deferred tax assets in the U.S. will be fully realized. Based on all available evidence, the Company has concluded there will be sufficient taxable income in future tax periods to support the utilization of the U.S. net deferred tax assets existing as of December 31, 2015. This conclusion was based on expected future taxable income exclusive of reversing temporary differences and carryforwards, as well as future reversing of existing taxable temporary differences. The Company respectfully highlights that the domestic losses for the Successor years ended December 31, 2014 and December 31, 2013 include acquisition-related costs, employee termination benefits and other separation-related initiatives implemented as it transitioned to being an independent company, which are not necessarily indicative of its forecasted taxable income.

In its Annual Report on Form 10-K for the year ended December 31, 2016, the Company will provide additional disclosures regarding the above items within its Critical Accounting Estimates.

(27) Venezuela, page 131

6. Based on your disclosures related to Venezuela, please address the following:

•	Quantify your total exposure if you were required to deconsolidate operations in Venezuela, including the amount of any related unrealized currency translation adjustments included in accumulated other comprehensive income as of the most recent year end and as of the current interim period;

•	Quantify the amounts of operating income and net income from operations in Venezuela during each period presented and during the current interim period;

•	In light of the differences between the exchange rates you used as of December 31, 2015 and 2014, we would have expected more significant differences in the related assets, liabilities and revenues you disclosed from period to period. Explain why the change in exchange rates did not have a more significant impact on the recorded assets, liabilities and revenues, including what offset the change in exchange rates;

•	Explain if and how intercompany inventory purchases are settled;

•	Quantify and explain the assumptions you used in your determination that your long lived assets in Venezuela are not impaired;

August 12, 2016

•	Explain how you determined the fair value of the real estate you own in Venezuela, including how you determined the remaining carrying value is recoverable. Also, address how and why you determined that presenting the related impairment below operating income is appropriate.

Response: The Company respectfully notes the Staff’s comment.

In response to the Staff’s comment on the impact of deconsolidation of Venezuelan operations, the Company respectfully notes that if it were concluded that deconsolidation was appropriate, the total potential exposure to the Company’s statement of operations would be approximately $140.9 million at December 31, 2015. This amount includes the exposure associated with intercompany receivables, where the counterparty is the Company’s Venezuela subsidiary, which are held by entities other than its Venezuela subsidiary which would be subject to a collectability analysis as if it were evaluated as a third-party entity. However, these amounts exclude the consideration of the fair value of the cost-based investment upon deconsolidation that would reduce the Company’s total exposure. As it relates to other comprehensive income (loss), the Company concluded that the functional currency of its Venezuela subsidiary is the U.S. Dollar due to the highly inflationary nature of the Venezuelan economic environment at the time of the acquisition of the Axalta business in February of 2013. As a result, the amounts residing in other comprehensive income (loss) do not include any currency translation adjustments as all amounts associated with the devaluation of the Venezuelan Bolivar have been realized through the Company’s consolidated statements of operations. However, the Company does have, as of December 31, 2015, $4.3 million of total unrealized losses associated with the remeasurement of long-term employee benefit plans which are a part of the total exposure amount stated above.

In response to the Staff’s comment regarding the quantification of operating income and net income from the Company’s operations in Venezuela, below represents the Company’s historical results (in millions):

	December 31, 2015	December 31, 2014	Period from February 1, 2013 – December 31, 2013	Period from January 1, 2013 – January 31, 2013
Operating income	$63.0	$60.0	$39.0	$0.8
Net income (loss)	$(32.0)	$52.6	$25.7	$0.6

Amounts of operating income in Venezuela during the three months ended March 31, 2016 and 2015 were $3.5 million and $14.8 million, respectively. In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, the Company disclosed operating income of its Venezuela subsidiary, and intends to include similar disclosure in future filings. With respect to the disclosure of net income (loss), the Company will add this disclosure for annual periods on a prospective basis; however, on an interim basis, net income (loss) includes the impact of the Company’s estimated global consolidated effective tax rate in accordance with ASC 740. Therefore, the Company respectfully notes that it does not believe this metric would be appropriate for these stand-alone operations, as the amounts would not represent the actual net income (loss) for Venezuela contributed to its consolidated statement of operations.

August 12, 2016

In response to the Staff’s comment on why the change in exchange rates used as of December 31, 2015 and December 31, 2014 did not have a more significant impact on the recorded assets, liabilities and revenues, the Company advises the Staff that the Company’s Venezuela subsidiary’s functional currency is U.S. Dollar, and therefore, all of the monetary assets and liabilities denominated in currencies other than the U.S. Dollar are remeasured at current translation rates at each reporting period. In addition, all of the Company’s non-monetary assets and liabilities, as well as its monetary assets and liabilities that are U.S. Dollar denominated, are recorded at historical values and are not subject to translation at current rates.

At December 31, 2015 and December 31, 2014, the Company’s total net non-monetary assets, primarily including property, plant and equipment, intangibles, inventory and its real estate investment property, comprised more than 70% of the total assets of the Company’s Venezuela subsidiary. The remainder of total assets was primarily comprised of cash and accounts receivable. Although accounts receivable are subject to remeasurement given that it is a monetary asset, the Company has continued to maintain strong demand in 2015 and 2016 and has been able to offset the devaluation of the Venezuelan Bolivar with its ability to effectively increase prices to its customers. Therefore, the Company has not experienced significant decreases in its accounts receivable balance specifically as a result of devaluation of the Venezuelan Bolivar when compared year over year. In addition, a significant portion of the Company’s total liabilities have a transactional currency denominated in U.S. Dollars, which are not subject to the impacts of the devalued Venezuelan Bolivar. Based on these factors, the Company respectfully submits that the significant devaluation in the Venezuelan Bolivar from December 31, 2014 to December 31, 2015 had less of an impact than might otherwise be expected based on the total assets, liabilities and revenues of its Venezuela subsidiary.

In response to the Staff’s comment regarding intercompany inventory purchases and settlements, the Company respectfully notes that these have historically been registered with the Venezuelan government utilizing the appropriate exchange mechanism in place at the time of the transaction. The Company settles these invoices through approved U.S. Dollar transactions with the Venezuelan government or through utilizing exchange auctions where and when the Company can convert Venezuelan Bolivars to U.S. Dollars. Lastly, if the Company can receive payments from its customers in U.S. Dollars, which is becoming the practice of the Company’s Light Vehicle end-market customers in Venezuela, the Company settles its intercompany payables in U.S. Dollars.

August 12, 2016

In response to the Staff’s comment regarding the key assumptions used in the Company’s impairment analysis, the Company respectfully notes that the key assumptions consisted of the following:

Assumption	Detail
Useful life of productive assets	11 Years

Volume/ Demand	Flat

Pricing*	Phased price increases of 173% over 2016 to 2018 to cover forecasted inflation and currency devaluation of 1,393% and 118%, respectively, over the similar period. Pricing assumptions in local currency hold U.S. Dollar price per unit relatively flat through 2018. In the period beyond 2018, we held pricing flat along with inflation and currency devaluation.

Tax Rate	34.0%

*	To illustrate the ability of the Company’s Venezuela subsidiary to increase prices, and the correlation of the impact of the Venezuelan Bolivar to the U.S. Dollar, the Company submits as supplemental information the following table:

Pricing Illustration (based on actuals)	Average Prices/unit (Venezuelan Bolivars)	Average Prices/unit (U.S. Dollars)
2013	659.42	107.18
2014	1,387.65	148.91
2015	8,511.04	132.37

The Company disclosed in the most recent Quarterly Report on Form 10-Q that although through June 30, 2016 its operations continued to be challenged by further deteriorating macro-economic conditions in Venezuela, the Company believes that the demand and price assumptions used at December 31, 2015 continue to be reasonable for assessing its operations recoverability.

The Company’s Venezuela subsidiary, excluding its real estate investment, represented the asset group or lowest level of cash flows used in the undiscounted cash flow recoverability analysis as of December 31, 2015. The Company’s assumptions above consisted primarily of the following: 1) the continued demand of its customers resulting from its significant market share; and 2) the ability to increase prices charged to its customers to offset the impacts of inflation. Given the Company’s profitability over the last three years, the Company’s overall market share within the end-markets it serves, and its experience of effectively pushing through price increases to offset the impacts of inflation also provided additional support for its assumptions.

The Company used its three-year internal forecasts in the calculation of future undiscounted cash flows for the recoverability assessment, and the application of a zero percent growth rate throughout the remainder of the useful life of the asset group. Additionally, the Company ran various scenarios to ensure it had appropriately considered further down-side risk and then assessed the probability of each end result. This full comprehensive review resulted in the Company concluding that the long-lived assets of its Venezuela subsidiary continued to be recoverable.

In response to the Staff’s comments pertaining to the impairment of the Company’s real estate investment property in Venezuela, the Company respectfully notes that the property was purchased as an investment, and currently the Company is not the tenant of the property. The Company purchased the property with Venezuelan Bolivars in 2013 to help minimize the impact the devaluation of the Company’s local cash balances that were denominated in Venezuelan Bolivars. As the real estate investment property is a non-operating asset (and recorded within other assets on the Company’s consolidated balance sheets), the Company had concluded the

August 12, 2016

associated impairment was appropriately characterized below operating income. Accordingly, the Company disclosed the amounts of the impairment within the Other expense, net, footnote reflected in Footnote 13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Given the dramatic devaluation of the Venezuelan Bolivar, the Company separately concluded there had occurred a triggering event as it related to the real estate investment property. This resulted in the Company obtaining a fair value estimate from local real estate brokers based on the highest and best use of the asset, which was determined to be a sale. The local real estate brokers disclosed that the quotes provided to customers are based primarily on recent sales prices, which are “pegged” to the U.S. Dollar. For purposes of assessing the recoverability of the carrying value at December 31, 2015, the Company used the SIMADI rate, which was the rate utilized for US GAAP reporting, to re-translate this value back to U.S. Dollars, resulting in a fair value that exceeded the carrying value at December 31, 2015. Further, as disclosed within the Company’s most recently filed Quarterly Report on Form 10-Q, the Company re-assessed the value of its non-operating real estate investment property and concluded the carrying value was again impaired due to the devaluation of the currency. As noted above, the Company obtained updated fair value estimates from local real estate brokers to support the fair value of the real estate investment property as of June 30, 2016.

As the situation in Venezuela has continued to deteriorate, the Company has expanded the disclosures related specifically to its Venezuela operations and any underlying uncertainty with respect to the ongoing operations and financial condition. The Company has incorporated certain of the Staff’s comments into its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, including adding operating income of the Company’s Venezuela subsidiary, adding clarification that the impairment of its real estate investment is recorded to other expense, net as a result of it being a non-operating asset and have added additional disclosure over the significant assumptions used in calculating the fair value of the real estate investment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Annual Performance-Based Compensation, page 28

7. We note the 20% weighting for individual performance in your performance metric table on page 30. In future filings, please disclose the individual performance weight achieved for each of your executive officers.

Response: The Company respectfully notes the Staff’s comment and confirms it will revise the disclosure accordingly in future filings.

August 12, 2016

Summary Compensation Table, page 37

8. In future filings, please use the table headings that correspond to Item 402(c)(1) of Regulation S-X and ensure that your stock awards, option awards and nonqualified deferred compensation earnings are disclosed in the appropriate columns.

Response: The Company respectfully notes the Staff’s comment and confirms it will revise the disclosure accordingly in future filings.

Director Compensation, page 43

9. In future filings, please disclose by footnote the aggregate grant date fair value of stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718 for each director. Please also disclose, for each director, the aggregate number of stock awards outstanding at the fiscal year end. See Item 402(k)(2)(iii) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and will revise the disclosure in future filings.

Form 8-K Filed April 28, 2016

10. You appear to disclose non-GAAP financial measures more prominently than directly comparable GAAP measures and do not adequately explain how tax effects of non-GAAP adjustments are calculated which may be inconsistent with the updated Compliance and Disclosure Interpretations issued May 17, 2016. Please review this guidance when preparing your next earnings release/call presentation.

Response: The Company respectfully notes the Staff’s comment and confirms that it will review the updated Compliance and Disclosure Interpretations issued May 17, 2016 when preparing in future filings (and its next earnings release/call presentation in particular).

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

August 12, 2016

Sincerely,
/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Jeffrey Gordon, Division of Corporation Finance

Anne McConnell, Division of Corporation Finance

Sherry Haywood, Division of Corporation Finance

Craig Slivka, Division of Corporation Finance

Jason M. Licht, Latham & Watkins LLP